

0-49691
AR/S
P.E.
12-31-02

Rivoli BanCorp, Inc.



PROCESSED
APR 18 2003
THOMSON
FINANCIAL

ANNUAL REPORT

2002

Rivoli BanCorp, Inc.

Rivoli BanCorp, Inc. (the "Company") was incorporated in Georgia in February 2001 to act as the holding company for Rivoli Bank & Trust, a Georgia state-chartered commercial bank (the "Bank"). Effective January 1, 2002, following receipt of regulatory and shareholder approval, the Bank reorganized into a one-bank holding company structure, becoming a wholly owned subsidiary of the Company.

The Bank is a full service commercial bank, without trust powers, providing an assortment of banking services to residents and businesses of Bibb County, Georgia. The Bank commenced operations in June 1997 from its banking facility located on Zubulon Road in Macon, Georgia. In June 1998, the Bank opened a new banking office in downtown Macon. The Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, the Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit, automatic teller services and Internet banking.

The holding company structure was adopted as a mechanism to enhance the Bank's ability to serve its customers' requirements for financial services. The Company provides flexibility for expansion of the banking business through the acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that the Bank maintain a minimum ratio of capital to assets. In the event that the Bank's growth is such that this minimum ratio is not maintained, the Company may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of the Bank, or raise capital otherwise in a manner which is unavailable to the Bank under existing banking regulations.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Management has endeavored in its communications, its Form 10-KSB and in this Annual Report to highlight the trends and factors that might have an impact on the Company and the industry in which the Company competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2003 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.



Rivoli BanCorp, Inc.

P.O. Box 1936 Macon, GA 31202-1936
Phone 478-742-5040
Fax 478-750-7790

April 1, 2003

Dear Shareholder:

We are happy to report our 2002 earnings to you. Year-end profit was $1,153,011, or $1.45 per share on a fully diluted basis, which represents an increase of 44% over our 2001 earnings. Assets grew by 10.33% in 2002.

In October 2002, we completed a $3,000,000 offering of Trust Preferred Securities to private investors. The purpose of this offering was to add capital to the bank and our holding company. This capital is needed for future growth, and our year-end financial statements reflect the transaction.

In February 2003, your Board of Directors approved a share buy back plan in an effort to provide liquidity to our shareholders. We may purchase up to 20,000 shares of our outstanding common stock at a price to be negotiated at the time of sale. If you are interested in selling your stock, please contact Kathy Smisson at (478) 742-5040.

The slowing economy has affected business in middle Georgia. Our asset quality is sound, and we remain committed to high asset quality standards. We are also committed to our customers who are facing challenges as a result of the slow economy, which is what differentiates us as a community bank.

As always, we want to thank our employees, our Board of Directors and you for the continued support and investment in our company.

Sincerely,

F. Tredway Shurling
Chairman of the Board

J. Patrick McGoldrick
President and Chief Executive Officer

Market for the Company's Common Stock and Related Security Holder Matters

The Company's common stock is not listed on any exchange or with the Nasdaq Stock Market. While there is no established public market for the common stock, transactions resulting from private negotiations occur from time to time. As of April 1, 2003, there were 672 record holders of the Company's common stock.

To date, neither the Company nor the Bank has paid any cash dividends on its common stock. It is the current policy of the Board of Directors of the Company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

The Bank's ability to pay dividends depends upon the earnings and financial condition of the Bank and certain legal requirements. The Bank may pay dividends provided that the payment is not prohibited by its Articles of Incorporation and will not render the Bank insolvent. In addition, the Georgia Financial Institutions Code and the regulations promulgated thereunder by the Georgia Banking Department further provide (a) that dividends of cash or property may be paid only out of the Bank's retained earnings; (b) that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the Bank's capital stock, and (c) that dividends may not be paid without prior approval of the Georgia Department if (i) the Bank's total classified assets at its most recent examination exceed 80% of equity capital, (ii) the aggregate amount of dividends to be declared exceeds 50% of the Bank's net profits after taxes but before dividends for the previous calendar year, or (iii) the ratio of the Bank's equity capital to adjusted assets is less than 6%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Bank and should be read in conjunction with the financial statements included in this Annual Report.

Prior to the reorganization of the Bank into a holding company structure, which was effective January 1, 2002, the Company did not conduct any operations and had only a nominal amount of assets. Accordingly, the discussion below of the financial condition and results of operations prior to January 1, 2002 pertains solely to the Bank.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the years ended December 31, 2002 and 2001, net income totaled $1,153,011 and $800,504, respectively. For the years ended December 31, 2002 and 2001, basic income per share totaled $1.52 and $1.06, respectively, and diluted income per share totaled $1.45 and $1.02, respectively. During 2002 and 2001, there were outstanding stock options that were dilutive, thus necessitating the disclosure of basic and diluted income per share. The significant increase in the Bank's earnings for 2002 compared to 2001 is primarily due to the following:

- Average earning assets increased from $106.3 million at December 31, 2001 to $114.9 million at December 31, 2002, representing an increase of $8.6 million, or 8.1 percent. Below are the various components of average earning assets for the periods indicated:

	Year Ended December 31,	
	2002	2001
	(In Thousands)	
Interest-Bearing Deposits	$ 801	$ 662
Federal Funds Sold	2,655	6,956
Investment Securities	21,390	18,687
Other Securities	667	499
Net Loans	89,352	79,475
Total Earning Assets	$114,865	$106,279

- Primarily as a consequence of the increase in earning assets, net interest income increased from $4,360,314 for the year ended December 31, 2001 to $5,052,142 for the year ended December 31, 2002.

Below are the various components of interest income and expense, as well as their yield/costs for the periods indicated:

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Interest Income/Expense	Yield/Cost	Interest Income/Expense	Yield/Cost
	(Dollars in Thousands)			
Interest Income				
Interest-Bearing Deposits	$ 8	1.04%	$ 29	4.40%
Federal Funds Sold	50	1.91	317	4.55
Investment Securities	1,169	5.58	1,088	5.82
Other Securities	31	4.66	31	6.14
Loans, Net	6,366	7.12	7,128	8.97
	7,624	6.64	8,593	8.09
Interest Expense				
NOW and Money Market Deposits	709	1.40	1,471	3.25
Savings Deposits	16	1.13	19	2.39
Time Deposits	1,264	3.94	2,191	6.17
Federal Funds Purchased	3	1.56	1	6.40
Other Borrowings	552	5.27	550	5.52
Trust Preferred Securities	28	5.35	-	-
	2,572	2.69	4,232	4.62
Net Interest Income	$5,052		$4,361	
Net Yield on Earning Assets		4.40%		4.10%

- Noninterest income increased as a percentage of average assets from 0.70 percent during 2001 to 1.11 percent during 2002. Noninterest income increased 64.0 percent from $837,239 during 2001 to $1,372,991 during 2002. This increase was due primarily to an increase in service fees on deposit accounts and an increase in gains from the sale of investment securities. Noninterest expense increased as a percentage of average assets from 3.11 percent during 2001 to 3.42 percent during 2002. Noninterest expense increased 18.6 percent, from $3,571,449 during 2001 to $4,236,248 during 2002. This increase in noninterest expense was primarily due to an increase in salaries and employee benefits.

- The yield on earning assets decreased from 8.09 percent in 2001 to 6.64 percent in 2002, while the average cost of funds declined from 4.62 percent in 2001 to 2.69 percent in 2002. Because the decline in the cost of funds (193 basis points) exceeded the decline in the yield on earning assets (145 basis points), the net yield on earning assets increased from 4.10 percent in 2001 to 4.40 percent in 2002.

Net Interest Income

The Bank's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Bank, the ability to generate net interest income is dependent upon the Bank's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

The Bank's net interest income for 2002 was $5,052,142 as compared to $4,360,214 for 2001. Average yield on earning assets was 6.64 percent and 8.09 percent for the years ended December 31, 2002 and 2001, respectively. The average cost of funds for 2002 declined to 2.69 percent from the 2001 cost of 4.62 percent. Net interest yield is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. Net interest yield for the years ended December 31, 2002 and 2001 totaled 4.40 percent and 4.10 percent, respectively. Net interest income for 2002 as compared to 2001 increased by $691,828, primarily due to the increase in average earning assets from $106,278,974 in 2001 to $114,864,812 in 2002.

Noninterest Income

Noninterest income for the years ended December 31, 2002 and 2001 totaled $1,372,991 and $837,239, respectively. As a percentage of average assets, noninterest income increased from 0.73 percent in 2001 to 1.11 percent in 2002. The $535,752 increase is primarily due to higher service fees on deposit accounts (because of the growth in transactional accounts) and gains of $137,497 from the sale of securities.

The following table summarizes the major components of noninterest income for the periods therein indicated:

	Year Ended December 31,	
	2002	**2001**
Gain on Sale of Securities	$ 137,497	$ 20,300
Service Fees on Deposit Accounts	791,652	470,236
Rental Income	271,397	257,434
Miscellaneous, Other	172,445	89,269
	$1,372,991	$837,239

Noninterest Expense

Noninterest expense increased from $3,571,449 in 2001 to $4,236,248 in 2002. As a percentage of total average assets, noninterest expense increased from 3.11 percent in 2001 to 3.42 percent in 2002. Below are the components of noninterest expense for the 2002 and 2001 fiscal years.

	Year Ended December 31,	
	2002	**2001**
Salaries and Other Personnel Benefits	$1,979,776	$1,694,893
Date Processing Charges	456,663	369,196
Professional Fees	366,302	200,094
Postage and Telephone	105,095	96,808
Supplies and Printing	91,708	93,481
Taxes and Insurance	126,200	126,113
Advertising and Public Relations	184,831	151,297
Depreciation and Amortization	250,758	264,437
Utilities and Maintenance	211,773	193,929
Other Expenses	463,142	381,201
	$4,236,248	$3,571,449

Provision for Loan Losses

During 2002, the allowance for loan losses grew from $1,305,459 to $1,506,910. The allowance for loan losses as a percentage of gross loans was 1.52 percent at both December 31, 2002 and December 31, 2001. As of December 31, 2002, management considers the allowance for loan losses to be adequate to absorb anticipated future losses. However, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the years ended December 31, 2001 and 2000, net income amounted to $800,504 and $333,257, respectively. For the years ended December 31, 2001 and 2000, basic income per share amounted to $1.06 and $0.44, respectively, and diluted income per share amounted to $1.02 and $0.42, respectively. During 2001 and 2000, there were outstanding stock options that were dilutive, thus necessitating the disclosure of basic and diluted income per share. The significant increase in the Bank's earnings for 2001 compared to 2000 is primarily due to the following:

- Average earning assets increased from $72.4 million at December 31, 2000 to $106.3 million at December 31, 2001, representing an increase of $33.9 million, or 46.8 percent.

- Primarily as a consequence of the increase in earning assets, net interest income

increased from $3,343,312 for the year ended December 31, 2000 to $4,360,314 for the year ended December 31, 2001.

- Noninterest income increased 51.10 percent, from $554,071 during 2000 to $837,239 during 2001. This increase was due primarily to an increase in rental income and increases in service fees on deposit accounts. Noninterest expense increased 12.92 percent, from 3,162,826 during 2000 to 3,571,449 during 2001. The primary reason noninterest expenses increased at a slower rate than noninterest income is management's ability to control operating costs in a declining-rate environment.

- The positive factors described above were offset somewhat by the decline in the general level of interest rates during 2001. The yield on earning assets declined from 9.38 percent in 2000 to 8.09 percent in 2001, while the average cost of funds declined from 5.51 percent in 2000 to 4.62 percent in 2001. Because the decline in the yield on earning assets (129 basis points) outpaced the decline in the cost of funds (89 basis points), the net yield on earning assets declined from 4.62 percent in 2000 to 4.13 percent in 2001.

Net Interest Income

The Bank's net interest income for 2001 was $4,360,214 as compared to $3,343,312 for 2000. Average yield on earning assets was 8.09 percent and 9.38 percent for the years ended December 31, 2001 and 2000, respectively. The average cost of funds for 2001 declined to 4.62 percent from the 2000 cost of 5.51 percent. Net interest yield is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. Net interest yield for the years ended December 31, 2001 and 2000 amounted to 4.10 percent and 4.62 percent, respectively. Net interest income for 2001 as compared to 2000 increased by $1,017,002, primarily due to the increase in average earning assets from $72,386,089 in 2000 to $105,617,132 in 2001.

Noninterest Income

Noninterest income for the years ended December 31, 2001 and 2000 amounted to $837,239 and $553,071, respectively. As a percentage of average assets, noninterest income increased from 0.69 percent in 2000 to 0.70 percent in 2001. The $284,168 increase is primarily due to higher service fees on deposit accounts (because of the growth in transactional accounts) and to a higher rental income from the Bank building, which became fully occupied during 2001.

Noninterest Expense

Noninterest expense increased from $3,162,826 in 2000 to $3,571,449 in 2001. As a percentage of total average assets, noninterest expense declined from 3.96 percent in 2000 to 3.11 percent in 2001.

Provision for Loan Losses

During 2001, the allowance for loan losses grew from $970,619 to $1,305,459. The allowance for loan losses as a percentage of gross loans increased from 1.31 percent at December 31, 2000 to 1.52

percent at December 31, 2001. As of December 31, 2001, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity

Net interest income, the Bank's primary component of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Bank's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within 3 Months	Over 3 Up to 6 Months	Over 6 Up to 12 Months	Over 1 Year Up to 5 Years	After 5 Years	Total
			(Dollars in Thousands)			
Earning Assets						
Interest-Bearing Deposits	$ 171	$ -	$ -	$ -	$ -	$ 171
Federal Funds Sold	2,803	-	-	-	-	2,803
Investment Securities	504	-	414	8,819	11,822	21,559
Other Securities	884	-	-	-	-	884
Loans	54,069	7,079	7,298	27,671	3,121	99,238
	58,431	7,079	7,712	36,490	14,943	124,655
Supporting Sources of Funds						
NOW and Money Market Deposits	53,607	-	-	-	-	53,607
Savings Deposits	1,808	-	-	-	-	1,808
Time Deposits	10,105	3,918	8,975	7,630	-	30,628
Other Borrowings	507	1,000	-	2,150	10,000	13,657
Trust Preferred Securities	-	-	-	-	3,000	3,000
	66,027	4,918	8,975	9,780	13,000	102,700
Interest Sensitivity Gap	$(7,596)	$ 2,161	$(1,263)	$26,710	$ 1,943	$ 21,955
Cumulative Interest Sensitivity Gap	$(7,596)	$(5,435)	$(6,698)	$20,012	$21,955	$ 21,955
Interest Rate Sensitivity Gap Ratio	(6.1)%	1.7 %	(1.0)%	21.4%	1.6%	17.6%
Cumulative Interest Rate Sensitivity Gap Ratio	(6.1)%	(4.4)%	(5.4)%	16.0%	17.6%	17.6%

As evidenced by the table above, the Bank is liability sensitive from zero to one year and asset sensitive thereafter. In a declining interest rate environment, a liability sensitive position is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position is generally more advantageous as earning assets are repriced sooner than the liabilities. With respect to the Bank, declining interest rates will increase income for approximately one year and reduce income thereafter. Conversely, an increase in interest rates will reduce income for approximately one year and increase income thereafter. This, however, assumes that all other factors affecting income remain constant.

As the Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period.

Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Bank's primary source of liquidity is its ability to maintain and increase deposits. Deposits grew by $4.5 million in 2002. In addition, during 2002 the Bank was able to borrow an additional $3.2 million, with maturities from one to five years, from the Federal Home Loan Bank and issue trust preferred securities of $3,000,000 with a maturity of 30 years. Below are the pertinent liquidity balances and ratios at December 31.

	2002	2001
Cash and Cash Equivalents	$ 7,334,381	$ 7,662,347
Securities	$21,559,425	$21,970,156
CDs Over $100,000 to Total Deposit Ratio	11.3%	12.7%
Loans to Deposit Ratio	94.8%	85.8%
Brokered Deposits	$ 4,144,000	$ -

Large denomination certificates of deposit ("CDs") decreased by approximately $904,000 during 2002, and reliance on large denomination CDs to fund normal banking operations has declined slightly relative to other sources of funds. At December 31, 2002 and 2001, large denomination CDs accounted for 11.3 percent and 12.7 percent of total deposits, respectively. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the large denomination CDs at December 31, 2002 were obtained from Bank customers residing in Bibb County, Georgia, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Bibb County, as outside depositors are believed to be more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2002, cash and cash equivalents totaled $7.3 million, representing 5.5 percent of total assets.

Securities, particularly securities available for sale, provide a secondary source of liquidity. Approximately $0.9 million of the $21.6 million of the Bank's securities portfolio is scheduled to mature during 2003. Additionally, several securities have call dates prior to their maturity dates and others are reducing principal on a monthly basis, thus enhancing the Bank's liquidity posture.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2002, the Bank had brokered deposits of $4.1 million in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Bank's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

The various federal bank regulators, including the FDIC, have two primary measures of capital adequacy for banks: (i) risk-based capital guidelines; and (ii) the leverage ratio. These standards define capital and establish minimum capital standards in relation to the degree of risk perceived in an institution's assets and off-balance sheet items. Capital is divided into two tiers. For banks, Tier 1 or "core" capital consists of common stockholders' equity, qualifying noncumulative perpetual preferred stock and related surplus, and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, certain other intangible assets and certain deferred tax assets. Tier 2 capital consists of the allowance for loan and lease losses, cumulative perpetual preferred stock, long-term preferred stock, perpetual preferred stock where the dividend is reset periodically based on the bank's current credit standing, hybrid capital instruments, term subordinated debt, intermediate term preferred stock, and certain net unrealized holding gains on securities.

At December 31, 1994, a risk-based capital measure and minimum ratio standards were fully phased in, with a minimum total capital ratio of 8.0 percent and Tier 1 capital equal to at least 50 percent of total capital. The FDIC also has a minimum leverage ratio of Tier 1 capital to total assets of 3.0 percent.

The FDIC has emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating system for banks. All other banks are required to maintain a leverage ratio of at least 4.0 percent. These rules further provide that banking organizations anticipating or experiencing significant internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

At December 31, 2002, the Bank's Tier 1 (to risk-weighted assets) capital ratio was 8.5 percent. At December 31, 2002, the Bank's total risk-based capital ratio was 12.4 percent. These ratios exceed the minimum capital adequacy guidelines imposed by federal regulatory authorities on banks, which are 4.0 percent for Tier 1 capital and 8.0 percent for total risk-based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.0 percent of Tier 1 capital and 10.0 percent for total risk-based capital.

The Bank does not have any commitments which it believes would reduce its capital to levels inconsistent with the minimum capital adequacy guidelines.

The table below illustrates the Bank's regulatory capital ratios at December 31, 2002:

	December 31, 2002	**Minimum Regulatory Requirement**
Tier 1 Capital	8.5%	4.0%
Tier 2 Capital	3.9	N/A
Total Risk-Based Capital Ratio	12.4	8.0
Leverage Ratio	7.6	4.0

Index to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS 14

FINANCIAL STATEMENTS

Consolidated Balance Sheets 16

Consolidated Statements of Income 17

Consolidated Statements of Changes in Shareholders' Equity 19

Consolidated Statements of Cash Flow 20

Notes to Consolidated Financial Statements 21

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

RALPH S. McLEMORE, SR., CPA (1963-1977)
SIDNEY B. McNAIR, CPA (1954-1992)

SIDNEY E. MIDDLEBROOKS, CPA, PC
RAY C. PEARSON, CPA
J. RANDOLPH NICHOLS, CPA
WILLIAM H. EPPS, JR., CPA
RAYMOND A. PIPPIN, JR., CPA
JERRY A. WOLFE, CPA
W. E. BARFIELD, JR., CPA
HOWARD S. HOLLEMAN, CPA
F. GAY McMICHAEL, CPA

RICHARD A. WHITTEN, JR., CPA
ELIZABETH WARE HARDIN, CPA
CAROLINE E. GRIFFIN, CPA
RONNIE K. GILBERT, CPA
RON C. DOUTHIT, CPA
CHESLEY P. CAWTHON, JR., CPA
CHARLES A. FLETCHER, CPA
MARJORIE HUCKABEE CARTER, CPA
BRYAN A. ISGETT, CPA

January 24, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Rivoli BanCorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of **Rivoli BanCorp, Inc. and Subsidiaries** as of December 31, 2002 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Rivoli Bank & Trust as of and for each of the two years in the period ended December 31, 2001 were audited by other auditors whose report dated March 7, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rivoli BanCorp, Inc. and Subsidiaries as of December 31, 2002 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

389 Mulberry Street • Post Office Box One • Macon, GA 31202
Telephone (478) 746-6277 • Facsimile (478) 743-6858
www.mmmcpa.com

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS

	2002	2001
Cash and Balances Due from Depository Institutions	$ 4,360,304	$ 4,226,623
Interest-Bearing Deposits	171,077	574,724
Federal Funds Sold	2,803,000	2,861,000
Investment Securities		
Available for Sale, At Fair Value	21,559,425	21,970,156
Other Equity Securities, at Cost	884,050	500,000
Loans	99,238,403	85,965,384
Allowance for Loan Losses	(1,506,910)	(1,305,459)
	97,731,493	84,659,925
Premises and Equipment	3,706,838	3,863,577
Other Real Estate	-	116,554
Other Assets	1,137,557	1,181,859
Total Assets	$132,353,744	$119,954,418

The accompanying notes are an integral part of these balance sheets.

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Deposits		
Noninterest-Bearing	**$ 18,681,009**	$ 16,275,539
Interest-Bearing	**86,043,046**	83,911,278
	104,724,055	100,186,817
Borrowed Money		
Demand Notes to U.S. Treasury	**506,809**	199,168
Other Borrowed Money	**13,150,000**	10,000,000
	13,656,809	10,199,168
Other Liabilities	**1,059,115**	1,068,393
Guaranteed Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust	**3,000,000**	-
Stockholders' Equity		
Common Stock, Par Value $1 per Share; Authorized 10,000,000 Shares, Issued 759,163 and 754,488 Shares as of December 31, 2002 and 2001, Respectively	**759,163**	754,488
Paid-In Capital	**6,847,578**	6,795,732
Retained Earnings	**1,849,376**	696,365
Accumulated Other Comprehensive Income, Net of Tax	**457,648**	253,455
	9,913,765	8,500,040
Total Liabilities and Stockholders' Equity	**$132,353,744**	$119,954,418

The accompanying notes are an integral part of these balance sheets.

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31

	2002	2001	2000
Interest Income			
Loans, Including Fees	$6,365,515	$7,128,502	$5,666,484
Federal Funds Sold	50,611	316,562	224,601
Deposits with Other Banks	8,348	29,108	-
Investment Securities	1,168,649	1,087,969	902,177
Other Investments	31,070	30,630	-
	7,624,193	8,592,771	6,793,262
Interest Expense			
Deposits	1,989,760	3,681,305	3,202,964
Federal Funds Purchased	2,868	806	11,784
Demand Notes to U.S. Treasury	4,025	5,714	-
Other Borrowed Money	575,398	544,632	235,202
	2,572,051	4,232,457	3,449,950
Net Interest Income	5,052,142	4,360,314	3,343,312
Provision for Loan Losses	364,000	385,000	365,000
Net Interest Income After Provision for Loan Losses	4,688,142	3,975,314	2,978,312
Noninterest Income			
Service Charges on Deposits	791,652	470,236	285,765
Rental Income	271,397	257,434	183,849
Securities Gains	137,497	20,300	-
Other	172,445	89,269	83,457
	1,372,991	837,239	553,071
Noninterest Expenses			
Salaries and Employee Benefits	1,979,776	1,694,893	1,353,871
Data Processing and ATM	456,663	369,196	359,024
Advertising and Public Relations	184,831	151,297	162,443
Depreciation and Amortization	250,758	264,437	260,098
Professional Fees	366,302	200,094	238,945
Utilities and Maintenance	211,773	193,929	181,046
Other	786,145	697,603	607,399
	4,236,248	3,571,449	3,162,826
Income Before Income Taxes	1,824,885	1,241,104	368,557
Income Taxes	671,874	440,600	35,300
Net Income	$1,153,011	$ 800,504	$ 333,257
Basic Earnings Per Share	$ 1.52	$ 1.06	$ .44
Diluted Earnings Per Share	$ 1.45	$ 1.02	$ .42

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2002	2001	2000
Net Income	**$1,153,011**	$800,504	$333,257
Other Comprehensive Income, Net of Tax			
Gains on Securities			
Arising During the Year	**294,942**	195,077	299,669
Reclassification Adjustment	**(90,749)**	(13,398)	-
Unrealized Gains on Securities	**204,193**	181,679	299,669
Comprehensive Income	**$1,357,204**	$982,183	$632,926

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	754,004	$754,004	$6,789,728	$ (437,396)	$(227,893)	$6,878,443
Unrealized Gain on Securities Available for Sale, Net of Tax of $165,249					299,669	299,669
Net Income				333,257		333,257
Exercise of Stock Options	304	304	3,679			3,983
Balance, December 31, 2000	754,308	754,308	6,793,407	(104,139)	71,776	7,515,352
Unrealized Gain on Securities Available for Sale, Net of Tax of $88,626					181,679	181,679
Net Income				800,504		800,504
Exercise of Stock Options	180	180	2,325			2,505
Balance, December 31, 2001	754,488	754,488	6,795,732	696,365	253,455	8,500,040
Unrealized Gain on Securities Available for Sale, Net of Tax of $99,282					204,193	204,193
Net Income				1,153,011		1,153,011
Exercise of Stock Options	4,675	4,675	51,846			56,521
Balance, December 31, 2002	**759,163**	**$759,163**	**$6,847,578**	**$ 1,849,376**	**$ 457,648**	**$9,913,765**

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2002	2001	2000
Cash Flows from Operating Activities			
Net Income	$ 1,153,011	$ 800,504	$ 333,257
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities			
Deferred Taxes	(101,155)	(128,771)	(174,840)
Depreciation	250,008	264,437	226,912
Amortization and Accretion	39,702	41,783	(13,817)
Provision for Loan Losses	364,000	385,000	365,000
Securities Gains	(137,497)	(20,300)	-
Loss on Sale of Other Real Estate	2,050	-	-
Gain on Sale of Premises and Equipment	(900)	-	-
Change In			
Receivable and Other Assets	95,774	(76,651)	(151,415)
Payable and Other Liabilities	(9,278)	(154,617)	783,230
	1,655,715	1,111,385	1,368,327
Cash Flows from Investing Activities			
Purchase of Investment Securities Available for Sale	(11,193,610)	(19,010,000)	(4,620,368)
Proceeds from Disposition of Investment Securities Available for Sale	12,005,613	12,066,287	2,520,529
Purchase of Federal Home Loan Bank Stock	(157,500)	(250,000)	(250,000)
Purchase of Federal Reserve Bank Stock	(226,550)	-	-
Loans to Customers, Net	(13,443,567)	(12,084,065)	(30,534,813)
Purchase of Premises and Equipment	(93,269)	(93,812)	(566,086)
Proceeds from Disposal of Premises and Equipment	900	-	-
Other Real Estate	72,902	-	-
Interest-Bearing Deposits with Other Banks	403,647	(574,724)	-
	(12,631,434)	(19,946,314)	(33,450,738)
Cash Flows from Financing Activities			
Increase in Deposits	4,537,238	16,281,412	25,026,648
Demand Note to the U.S. Treasury	307,641	-	-
Federal Funds Purchased	-	(1,700,000)	1,700,000
Proceeds from Federal Home Loan Bank Notes	5,300,000	5,000,000	5,000,000
Repayments on Federal Home Loan Bank Notes	(2,150,000)	-	-
Proceeds from Issuance of Trust Preferred Securities	3,000,000	-	-
Issuance of Common Stock	56,521	2,505	3,983
	11,051,400	19,583,917	31,730,631
Net Increase (Decrease) in Cash and Cash Equivalents	75,681	748,988	(351,780)
Cash and Cash Equivalents, Beginning	7,087,623	6,338,635	6,690,415
Cash and Cash Equivalents, Ending	$ 7,163,304	$ 7,087,623	$ 6,338,635

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Basis of Presentation

The formation of a one bank holding company, Rivoli BanCorp, Inc. (the Company), for Rivoli Bank & Trust was effective January 1, 2002, followed by the formation of a special purpose trust, Rivoli BanCorp Trust I on October 29, 2002. The special purpose trust was formed solely for the issuance of trust preferred securities. Accordingly, the December 31, 2002 consolidated financial statements include the accounts of Rivoli BanCorp, Inc. and its wholly-owned subsidiaries, Rivoli Bank & Trust (the Bank) of Macon, Georgia and Rivoli BanCorp Capital Trust I. With the formation of the holding company, the par value of the Company's common stock was changed from $5 per share (for the Bank) to $1 per share (for the Company). The consolidated financial statements have been restated to reflect the change in par value. Additionally, all intercompany accounts have been eliminated during consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of deferred tax assets.

In certain instances, amounts reported in prior years' financial statements have been reclassified to conform to statement presentations selected for 2002. Such reclassifications had no effect on previously reported stockholders' equity or net income.

Description of Business

The Bank provides a full range of retail and commercial banking services for consumers and small to medium size businesses primarily in central Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network. Lending is concentrated in mortgage, commercial and consumer loans to local borrowers. The Bank has a high concentration of real estate loans; however, these loans are well collateralized and, in management's opinion, do not pose an unacceptable level of credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Bank has a diversified loan portfolio, a substantial portion of borrowers' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

The success of the Bank is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Bank's results of operations and financial condition. The operating results of the Bank depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

(1) Summary of Significant Accounting Policies (Continued)

Accounting Policies

The accounting and reporting policies of Rivoli BanCorp, Inc. and its subsidiaries are in accordance with accounting principles generally accepted and conform to general practices within the commercial banking industry. The significant accounting policies followed by the Company and the methods of applying those policies are summarized hereafter.

Investment Securities

Investment securities are recorded under Statement of Financial Accounting Standards (SFAS) No. 115, whereby the Company classifies its securities as trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are classified as trading. Trading securities are carried at fair value, with realized and unrealized gains and losses included in noninterest income. Securities acquired with both the intent and ability to be held to maturity are classified as held to maturity and reported at amortized cost. All other securities not classified as trading or held to maturity are considered available for sale.

Securities available for sale are reported at estimated fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of deferred taxes, in accumulated other comprehensive income, a component of stockholders' equity. Gains and losses from sales of securities available for sale are computed using the specific identification method. This caption includes securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions.

Other Equity Securities

Other equity securities consist of investments in stocks of a Federal Home Loan Bank (FHLB) and a Federal Reserve Bank (FRB), required for every federally insured institution that utilizes their services. FHLB and FRB stocks are considered restricted, as defined in SFAS No. 115; accordingly, the provisions of SFAS No. 115 are not applicable to these investments. The FHLB and FRB stocks are reported in the consolidated financial statements at cost. Dividend income is recognized when earned.

Loans

Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity are recorded at their principal amount outstanding, net of unearned interest and fees. Interest income on loans is recognized using the effective interest method.

When management believes there is sufficient doubt as to the collectibility of principal or interest on any loan, or generally when loans are 90 days or more past due, the accrual of applicable interest is discontinued and the loan is designated as nonaccrual, unless the loan is well secured and in the process of collection. Interest payments received on nonaccrual loans are either applied against principal or reported as income, according to management's judgment as to the collectibility of principal. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

(1) Summary of Significant Accounting Policies (Continued)

Loans (Continued)

Impaired loans are recorded under SFAS No. 114, *Accounting by Creditors for Impairment of a Loan* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures*. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally, represent loans delinquent in excess of 90 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogenous loans are excluded from impaired loans.

Allowance for Loan Losses

The allowance method is used in providing for losses on loans. Accordingly, all loan losses decrease the allowance and all recoveries increase it. The provision for loan losses is based on factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors considered by management include growth and composition of the loan portfolio, economic conditions and the relationship of the allowance for loan losses to outstanding loans.

An allowance for loan losses is maintained for all impaired loans. Provisions are made for impaired loans upon changes in expected future cash flows or estimated net realizable value of collateral. When determination is made that impaired loans are wholly or partially uncollectible, the uncollectible portion is charged off.

Management believes the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

Description	Life in Years	Method
Banking Premises	7-39	Straight-Line
Furniture and Equipment	3-15	Straight-Line

Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

(1) Summary of Significant Accounting Policies (Continued)

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the experience method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the effects included in the income tax provision. The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statements of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. SFAS No. 130, *Reporting Comprehensive Income,* requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. An allowance for estimated losses is recorded when a subsequent decline in value occurs.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, noninterest-bearing amounts due from banks and federal funds sold.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, which supersedes Accounting Principles Board (APB) Opinion No. 16, *Business Combinations*, and SFAS No. 38, *Accounting for Reacquisition Contingencies of Purchased Enterprises*. The provisions of the Statement apply to all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. This method requires the accounts of an acquired business to be included with the acquirer's accounts as of the date of acquisition with any excess of purchase price over the fair value of the net assets acquired to be capitalized as goodwill or other intangibles. The Statement requires that the assets of an acquired company be recognized as assets apart from goodwill if they meet specific criteria presented in the Statement. The Statement ends the use of the pooling-of-interests method of accounting for business combinations, which required the restatement of all prior period information for the accounts of the acquired institution. As a result of the adoption of this Statement, the Company will account for any mergers and acquisitions initiated after June 30, 2001, using the purchase method.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which supersedes APB Opinion No. 17, *Intangible Assets*. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Statement eliminates the requirement to amortize goodwill and other intangible assets that have indefinite useful lives, instead requiring that the assets be tested annually for impairment based on the specific guidance in the Statement. SFAS No. 142 requires a transitional impairment test of all goodwill and other indefinite-lived intangible assets in conjunction with its initial application. The Statement required this test to be performed with any resulting impairment loss to be reported as a change in accounting principle. The implementation did not have an impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement is effective beginning January 1, 2003. Management does not expect the implementation of the Statement to have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. The Statement establishes a single accounting model for long-lived assets to be disposed of by sale, and resolves significant implementation issues related to SFAS No. 121. The provisions of the Statement were adopted by the Company on January 1, 2002. The implementation did not have an impact on the Company's financial position or results of operations.

(1) **Summary of Significant Accounting Policies (Continued)**

Changes in Accounting Principles and Effects of New Accounting Pronouncements (Continued)

In May 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002*. This Statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, SFAS No. 64, *Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, and amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt the provisions of this Statement effective January 1, 2003. Management does not anticipate that the implementation of this Statement will have a material impact on the Company's financial position or results of operations.

In August 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This Statement nullifies the guidance of the Emerging Issues Task Force (EITF) in EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the Board acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt the provisions of this Statement effective January 1, 2003. Management does not anticipate that the implementation of this Statement will have a materially adverse impact on the Company's financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*, which addresses the financial accounting and reporting for the acquisitions of all or part of a financial institution. SFAS No. 147 removes acquisitions of financial institutions, except for transactions between two or more mutual enterprises, from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 147 also amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer-relationship and credit cardholder intangible assets, and requires companies to cease amortization of unidentifiable assets associated with certain branch acquisitions. The provisions of this Statement were effective beginning October 1, 2002. The implementation of this Statement did not have an impact on the Company's financial position or results of operations.

(2) **Cash and Balances Due from Depository Institutions**

Components of cash and balances due from depository institutions are as follows as of December 31:

	2002	2001
Cash on Hand and Cash Items	$ 805,609	$ 640,886
Noninterest-Bearing Deposits with Other Banks	3,554,695	3,585,737
	$4,360,304	$4,226,623

As of December 31, 2002, the Bank had required deposits of $68,075 with the Federal Reserve.

(3) **Investment Securities**

Investment securities as of December 31, 2002 are summarized as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$10,455,908	$240,923	$(2,217)	$10,694,614
Other	8,685,208	411,357		9,096,565
State, County and Municipal	1,724,903	47,149	(3,806)	1,768,246
	$20,866,019	$699,429	$(6,023)	$21,559,425

The amortized cost and fair value of investment securities as of December 31, 2002, by contractual maturity, are presented hereafter. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

(3) Investment Securities (Continued)

	Available for Sale	
	Amortized Cost	Fair Value
Due in One Year or Less	$ 898,846	$ 918,431
Due After One Year Through Five Years	6,645,773	7,024,562
Due After Five Years Through Ten Years	1,562,967	1,589,054
Due After Ten Years	1,302,525	1,332,764
	10,410,111	10,864,811
Mortgage Backed Securities	10,455,908	10,694,614
	$20,866,019	$21,559,425

Investment securities as of December 31, 2001 are summarized as follows:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$ 6,354,049	$ 19,453	$(36,604)	$ 6,336,898
Other	11,705,824	454,233		12,160,057
State, County and Municipal	2,997,951		(54,100)	2,943,851
Corporate Bond Obligations	522,402	6,948		529,350
	$21,580,226	$480,634	$(90,704)	$21,970,156

Proceeds from sales of investments in debt securities were $6,353,176 in 2002, $2,557,188 in 2001, and $0 in 2000. Gross realized gains totaled $158,850, $20,300 and $0 in 2002, 2001 and 2000, respectively. Gross realized losses totaled $21,353, $0 and $0 in 2002, 2001 and 2000, respectively.

Investment securities having a carrying value approximating $10,019,000 and $11,100,000 as of December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes.

(4) Loans

The composition of loans as of December 31 are:

	2002	2001
Loans Secured by Real Estate		
Construction and Land Development	**$15,382,152**	$15,386,635
Mortgage	**15,329,563**	22,238,395
Commercial, Industrial and Agricultural	**52,628,257**	39,818,315
Installment Loans	**15,779,246**	8,522,039
Other	**119,185**	-
	$99,238,403	$85,965,384

Impaired loans included in total loans above as of December 31 are summarized as follows:

	2002	2001
Total Investment in Impaired Loans	**$2,338,072**	$2,792,104
Less Allowance for Impaired Loan Losses	**372,000**	258,000
Net Investment	**$1,966,072**	$2,534,104
Average Investment	**$2,250,088**	$1,811,360

Foregone interest on impaired and other nonperforming loans totaled $39,423 in 2002, $58,145 in 2001 and $10,518 in 2000.

(5) Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized below for the years ended December 31:

	2002	2001	2000
Balance, Beginning	**$1,305,459**	$ 970,619	$691,584
Provision Charged to Operating Expenses	**364,000**	385,000	365,000
Loans Charged Off	**(194,597)**	(85,663)	(92,836)
Loan Recoveries	**32,048**	35,503	6,871
Balance, Ending	**$1,506,910**	$1,305,459	$970,619

(5) Allowance for Loan Losses (Continued)

The allowance for loan losses presented above includes an allowance for impaired loan losses. Transactions in the allowance for impaired loan losses were as follows:

	2002	2001	2000
Balance, Beginning	$ 258,000	$126,000	$ -
Provision Charged to Operating Expenses	256,005	132,000	126,000
Loans Charged Off	(148,205)	-	-
Loan Recoveries	6,200	-	-
Balance, Ending	$ 372,000	$258,000	$126,000

(6) Premises and Equipment

Premises and equipment are comprised of the following as of December 31:

	2002	2001
Land	$ 722,161	$ 722,161
Building	3,029,738	3,029,738
Furniture, Fixtures and Equipment	697,570	975,266
Construction in Progress	20,894	-
	4,470,363	4,727,165
Accumulated Depreciation	(763,525)	(863,588)
	$3,706,838	$3,863,577

Depreciation charged to operations totaled $250,008 in 2002, $264,437 in 2001 and $226,912 in 2000.

Certain bank facilities are leased under various operating leases. Rental expense was $40,686 in 2002, $36,685 in 2001 and $36,685 in 2000.

Future minimum rental commitments under noncancelable leases are:

Year	Amount
2003	$ 40,686
2004	40,686
2005	40,686
2006	40,686
2007	40,686
Thereafter	152,572
	$356,002

(7) Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2002	2001	2000
Current Federal Expense	$ 712,671	$ 549,371	$ 210,140
Deferred Federal Expense	(101,155)	(128,771)	(174,840)
	611,516	420,600	35,300
Current State Tax Expense	60,358	20,000	-
	$ 671,874	$ 440,600	$ 35,300

Federal income tax expense of $611,516 in 2002, $420,600 in 2001 and $35,300 in 2000 is less than the income taxes computed by applying the federal statutory rate of 34 percent to income before income taxes. The reasons for the differences are presented hereafter:

	2002	2001	2000
Statutory Federal Income Taxes	$620,461	$421,975	$125,309
Tax-Exempt Interest	(15,821)	(3,286)	-
Interest Expense Disallowance	3,244	657	-
Change in Valuation Allowance	-	-	(88,847)
Other	3,632	1,254	(1,162)
Actual Federal Income Taxes	$611,516	$420,600	$35,300

The components of the net deferred tax asset included in other assets in the accompanying balance sheets as of December 31 are as follows:

	2002	2001
Deferred Tax Assets		
Allowance for Loan Losses	$ 471,598	$ 389,889
Other Real Estate Owned and Repossessions	8,500	-
Organization Costs	6,980	-
Other	30,359	-
	517,437	389,889
Deferred Tax Liabilities		
Premises and Equipment	(30,248)	(3,855)
	487,189	386,034
Deferred Tax Liability on Unrealized Securities Gains	(235,758)	(136,476)
Net Deferred Tax Asset	$ 251,431	$ 249,558

(8) Deposits

Components of interest-bearing deposits as of December 31 are as follows:

	2002	2001
Interest-Bearing Demand	**$53,607,827**	$50,623,881
Savings	**1,807,539**	1,115,652
Time, $100,000 and Over	**11,836,779**	12,740,868
Other Time	**18,790,901**	19,430,877
	$86,043,046	$83,911,278

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $35,653 and $53,064 as of December 31, 2002 and 2001, respectively.

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, approximated $11,223,000 and $4,854,000 on December 31, 2002 and 2001, respectively.

As of December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

Year	Amount
2003	$23,003,279
2004	2,849,125
2005	1,385,849
2006	2,045,861
2007	1,343,566
	$30,627,680

Brokered deposits are third-party time deposits placed by or through the assistance of a deposit broker. As of December 31, 2002 and 2001, the Company had $4,144,000 and $0, respectively, in brokered deposits. The brokered deposits were issued at a weighted average rate of 4.63 percent and mature at various times through 2003.

(9) Other Borrowed Money

Other borrowed money is comprised of the following as of December 31:

	2002	2001
Advances under the Blanket Agreement for Advances and Security Agreement with the Federal Home Loan Bank (FHLB) have maturities in varying amounts through January 13, 2011 and interest rates ranging from 1.21 percent to 5.92 percent. U.S. Agency securities are pledged as collateral for the FHLB advances. At December 31, 2002, the Company had a credit availability totaling $53,175,578. Lending collateral value was $15,354,123 of which $2,204,123 was available.	**$13,150,000**	$10,000,000

(9) Other Borrowed Money (Continued)

Maturities of borrowed money for each of the next five years and thereafter are as follows:

Year	Amount
2003	$ 1,000,000
2004	-
2005	-
2006	-
2007	2,150,000
Thereafter	10,000,000
	$13,150,000

(10) Issuance of Trust Preferred Securities

During the fourth quarter of 2002, the Company formed a subsidiary whose sole purpose was to issue $3,000,000 in Trust Preferred Securities through a pool sponsored by Wells Fargo Bank. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At December 31, 2002, the floating-rate securities had a 5.27 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 3.45 percent. The Trust Preferred Securities are recorded as a liability on the balance sheets, but, subject to certain limitations, qualify as Tier 1 capital for regulatory capital purposes. The majority of the proceeds from the offering were invested in the Bank to support lending and other operations.

(11) 401(k) Savings and Profit Sharing Plan

The Bank sponsors a 401(k) Savings Incentive and Profit Sharing Plan. Employees become eligible after having completed one year and 1,000 hours of service and attaining the age of 21. Employer contributions to the plan include a discretionary matching contribution based on the salary reduction elected by the individual employees and a discretionary amount allocated based on compensation received by eligible participants. Expense under the plan was $62,091 in 2002, $30,882 in 2001 and $0 in 2000.

(12) Commitments and Contingencies

In the normal course of business, certain commitments and contingencies are incurred which are not reflected in the consolidated financial statements. The Bank had commitments under standby letters of credit to U.S. addressees approximating $135,000 as of December 31, 2002 and $201,000 as of December 31, 2001. Unfulfilled loan commitments as of December 31, 2002 and 2001 approximated $25,116,000 and $14,200,000, respectively. No losses are anticipated as a result of commitments and contingencies.

(13) Stock Option Plans

During 1996, 10,200 options were granted to an executive of the Bank at a price of $9.80. The options vested immediately. During 1998, the board of directors of the Company adopted a qualified and nonqualified incentive stock option plan which together authorizes 153,000 options to be granted to certain directors, officers and key employees. Each option, when surrendered with a certain cash consideration, will be converted into one share of the Company's common stock. During 1998, 93,738 options were granted at a price of $12.09, with 15,198 vesting over a five-year period and 78,540 vesting immediately. During 1999, 13,800 options were granted at a price of $15.16, vesting over a five-year period. During 2000, 19,350 options were granted at a price of $20.00, vesting over a five-year period. Additionally, 6,500 options were granted at a price of $17.00 with 3,000 vesting over a five-year period and 3,500 vesting immediately. During 2001, 7,200 options were granted at a price of $17.00, vesting over a five-year period. No options were granted during 2002. All unexercised options expire at the end of the tenth year.

A summary of option transactions follows:

	Shares
Granted	152,288
Canceled	18,041
Exercised	5,159
Outstanding, December 31, 2002	129,088
Eligible to be Exercised, December 31, 2002	112,597

(14) Interest Income and Expense

Interest income of $57,845, $19,781 and $0 from state, county and municipal bonds was exempt from regular income taxes in 2002, 2001 and 2000, respectively.

Interest on deposits includes interest expense on time certificates of $100,000 or more totaling $246,563, $424,412, and $275,570 for the years ended December 31, 2002, 2001 and 2000, respectively.

(15) Supplemental Cash Flow Information

Cash payments for the following were made during the years ended December 31:

	2002	2001	2000
Interest Expense	**$2,778,032**	$4,161,777	$3,070,476
Income Taxes	**$ 678,746**	$ 542,163	$ 108,475

(15) Supplemental Cash Flow Information (Continued)

Noncash investing activities for the years ended December 31 are as follows:

	2002	2001	2000
Acquisitions of Real Estate Through Foreclosure	**$8,000**	$116,554	$ -

(16) Earnings Per Share

Statement of Financial Accounting Standards No. 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is calculated and presented based on income available to common stockholders divided by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share reflects the potential dilution that would occur if options were exercised and converted into common stock. The following presents earnings per share for the years ended December 31, 2002, 2001 and 2000 under the requirements of Statement 128:

December 31, 2002	**Income Numerator**	**Common Shares Denominator**	EPS
Basic EPS			
Income Available to Common Stockholders	**$1,153,011**	**758,318**	$1.52
Dilutive Effect of Potential Common Stock			
Stock Options		36,577	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	**$1,153,011**	**794,895**	$1.45

December 31, 2001			
Basic EPS			
Income Available to Common Stockholders	$800,504	754,488	$1.06
Dilutive Effect of Potential Common Stock			
Stock Options		31,329	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$800,504	785,817	$1.02

(16) Earnings Per Share (Continued)

December 31, 2000	Income Numerator	Common Shares Denominator	EPS
Basic EPS			
Income Available to Common Stockholders	$333,257	754,080	$0.44
Dilutive Effect of Potential Common Stock			
Stock Options		30,162	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$333,257	784,242	$0.42

In October 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (Statement 123). Statement 123 establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* (Opinion 25). Entities electing to remain with the accounting in Opinion 25 must make proforma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in Statement 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Rivoli BanCorp, Inc. continues to follow Opinion 25 in accounting for its stock-based compensation awards; accordingly, no compensation expense has been recognized in the financial statements. If compensation expense were determined on the basis of Statement 123, net income and earnings per share would have been reduced as shown in the proforma information presented hereafter.

	2002	2001
Net Income		
As Reported	$1,153,011	$800,504
Proforma	$1,127,574	$754,342
Basic Earnings Per Share		
As Reported	$ 1.52	$ 1.06
Proforma	$ 1.49	$ 1.00
Diluted Earnings Per Share		
As Reported	$ 1.45	$ 1.02
Proforma	$ 1.42	$ .96

(16) Earnings Per Share (Continued)

Proforma information is based on utilization of the Black-Scholes option pricing model to estimate the fair value of the options at the grant date. Significant assumptions used are:

Year Granted	**2001**	2000	1999	1998
Expected Annual Dividends (As Percent of Stock Price)	**0.00%**	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	**4.25%**	5.44%	6.48%	6.48%
Expected Life	**5 Years**	5 Years	5 Years	5 Years
Expected Cumulative Volatility	**15.79%**	16.04%	15.09%	0.10%

(17) Related Party Transactions

The aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company was $753,911 as of December 31, 2002 and $769,921 as of December 31, 2001. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility. A summary of activity of related party loans is presented hereafter.

	2002	2001
Balance, Beginning	**$769,921**	$670,760
New Loans	**22,704**	151,544
Repayments	**(38,714)**	(52,383)
Balance, Ending	**$753,911**	$769,921

Deposits from related parties held by the Company at December 31, 2002 and 2001 approximated $4,198,500 and $2,492,400, respectively.

(18) Financial Information of Rivoli BanCorp, Inc. (Parent Only)

Rivoli BanCorp, Inc. (the parent company) was formed as a bank holding company for Rivoli Bank & Trust in January 2002. The parent company's balance sheet as of December 31, 2002 and the related statements of income and comprehensive income and cash flows for the year then ended are as follows:

RIVOLI BANCORP, INC. (PARENT ONLY)
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash	$ 913,603
Investment in Subsidiaries, at Equity	12,001,841
Income Tax Benefit	6,980
Trust Preferred Placement Fee, Net	89,250
Prepaid Income Taxes	22,759
Total Assets	$13,034,433

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Interest Payable	27,668
Subordinated Debt	3,093,000
Stockholders' Equity	
Common Stock, Par Value $1 per Share; Authorized 10,000,000 Shares, 759,163 Issued and Outstanding	759,163
Paid-In Capital	6,847,578
Retained Earnings	1,849,376
Accumulated Other Comprehensive Income, Net of Tax	457,648
Total Stockholders' Equity	9,913,765
Total Liabilities and Stockholders' Equity	$13,034,433

(18) Financial Information of Rivoli BanCorp, Inc. (Parent Only) (Continued)

RIVOLI BANCORP, INC. (PARENT ONLY)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	$ -
Expense	
Professional Fees	52,798
Interest	27,668
Other	870
	81,336
Loss Before Tax Benefit and Equity in Undistributed Earnings of Subsidiaries	(81,336)
Income Tax Benefit	29,926
Loss Before Equity in Undistributed Earnings of Subsidiaries	(51,410)
Equity in Undistributed Earnings of Subsidiaries	1,204,421
Net Income	1,153,011
Other Comprehensive Income, Net of Tax	
Gains on Securities Arising During the Year	294,942
Reclassification Adjustment	(90,749)
Unrealized Gains on Securities	204,193
Comprehensive Income	$1,357,204

(18) Financial Information of Rivoli BanCorp, Inc. (Parent Only) (Continued)

RIVOLI BANCORP, INC. (PARENT ONLY)
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Net Income	$1,153,011
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities	
Amortization	750
Deferred Taxes	(6,980)
Equity in Undistributed Earnings of Subsidiaries	(1,204,421)
Other	(85,278)
	(142,918)
Cash Flows from Investing Activities	
Capital Infusion in Subsidiaries	(2,000,000)
Investment in Statutory Trust	(93,000)
	(2,093,000)
Cash Flows from Financing Activities	
Issuance of Common Stock	56,521
Subordinated Debt	3,093,000
	3,149,521
Net Increase in Cash	913,603
Cash, Beginning	-
Cash, Ending	$913,603

(19) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Short-Term Investments - For cash, due from banks, interest-bearing deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Standby Letters of Credit - Because standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

The carrying amount and estimated fair values of the Company's financial instruments as of December 31 are as follows:

	2002		2001	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
	(in Thousands)			
Assets				
Cash and Short-Term Investments	**$ 7,334**	**$ 7,334**	$ 7,662	$ 7,662
Investment Securities Available for Sale	**21,559**	**21,559**	21,970	21,970
Other Equity Securities	**884**	**884**	500	500
Loans	**97,731**	**101,255**	84,660	84,906
Liabilities				
Deposits	**104,724**	**105,466**	100,187	100,205
Borrowed Money	**13,657**	**17,521**	10,000	10,143
Trust Preferred Securities	**3,000**	**3,000**		
Unrecognized Financial Instruments				
Standby Letters of Credit	-	**135**	-	201
Unfulfilled Loan Commitments	-	**25,116**	-	14,200

(19) Fair Value of Financial Instruments (Continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(20) Regulatory Capital Matters

The amount of dividends payable to the parent company from the subsidiary bank is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the bank may pay cash dividends to the parent company in excess of regulatory limitations.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2002, the Company meets all capital adequacy requirements to which it is subject and is classified as well capitalized under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

(20) Regulatory Capital Matters (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002 (In Thousands)						
Total Capital to Risk-Weighted Assets	$13,855	12.39%	$10,588	8.00%	$13,235	10.00%
Tier I Capital to Risk-Weighted Assets	9,456	8.46	5,294	4.00	7,941	6.00
Tier I Capital to Average Assets	9,456	7.64	4,957	4.00	6,196	5.00
As of December 31, 2001						
Total Capital to Risk-Weighted Assets	9,181	10.18	7,213	8.00	9,016	10.00
Tier I Capital to Risk-Weighted Assets	8,054	8.93	3,606	4.00	5,410	6.00
Tier I Capital to Average Assets	8,054	6.71	4,800	4.00	6,000	5.00

Directors

Name	Occupation
Ethel A. Cullinan	President and Chief Executive Officer, MedCen Community Health Foundation of Central Georgia Health System
A.V. Elliott	Principal, Elliott Machine Shop
Roy H. Fickling	Owner, Fickling & Company, Inc.
Edward H. Greene	Owner, Georgia Duplicating Products
D. Frank Gunn	Chief Executive Officer, Macon Supply Company, Inc.
Henry K. Koplin	Partner, Macon Iron, General Steel Company, Commercial Doors, Harmony Leasing, and Harmony Company
Edward P. Loomis, Jr.	Retired (former President of First Macon Bank & Trust)
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
C. Warren Selby, Jr.	Owner, Warren Associates, Inc.
F. Tredway Shurling	President, Shurling & Co.
Raymond H. Smith, Jr.	President and Chief Executive Officer, Smith, Brown & Groover, Inc.
William T. Wiley, Jr.	Retired (former Senior Vice President, Industrial Relations, YKK Corporation of America)

Executive Officers

Name	Position
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
Geraldine R. Bolen	Senior Vice President and Chief Financial Officer of the Bank
Melville A. Jamison, II	Executive Vice President of the Bank
Mark Bikus	Senior Vice President and Senior Lender of the Bank

Corporate Information

Main Office	5980 Zebulon Road Macon, Georgia 31210 (478) 475-5200
Annual Meeting	The Annual Meeting of Shareholders of the Company will be held Tuesday, May 20, 2003, at 9:00 a.m. at the City Club of Macon located at 355 First Street, Macon, Georgia.
Form 10-KSB	A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, as filed with the SEC, is available free of charge upon written request to Geraldine R. Bolen, 5980 Zebulon Road, Macon, Georgia 31210.

Rivoli Bank & Trust

5980 Zebulon Road ◈ Macon, Georgia 31210 ◈ (478) 742-5040 ◈ Fax (478) 750-7790